EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Income before taxes	$90.3	$170.5	$269.9	$226.3	$220.7
Interest expense	39.1	42.4	44.5	31.1	19.6
Estimated interest component of rental expense	12.8	13.1	12.2	10.7	6.6
Total earnings available for fixed charges	$142.2	$226.0	$326.6	$268.1	$246.9

Fixed charges:
Interest expense	$39.1	$42.4	$44.5	$31.1	$19.6
Estimated interest component of rental expense	12.8	13.1	12.2	10.7	6.6
Total fixed charges	$51.9	$55.5	$56.7	$41.8	$26.2
Ratio of earnings to fixed charges	2.7	4.1	5.6	6.4	9.4